May 2, 2019

Hajime Uba
Chairman and Chief Executive Officer
Kura Sushi USA, Inc.
17932 Sky Park Circle, Suite H
Irvine, CA 92614

       Re: Kura Sushi USA, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 5, 2019
           CIK No. 0001772177

Dear Mr. Uba:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Additional Financial Measures and Other Data, page iv

1. As cash-on-cash return includes in its computation the non-GAAP measure of
       "Restaurant-level Adjusted EBITDA," it appears it is a non-GAAP financial measure that should be described as such. Please revise your disclosure as appropriate. Also, provide with equal or greater prominence the most directly comparable GAAP measure.
       Reference is made to Item 10(e)(1)(i)(A) and (2) of Regulation S-K.
2. You state in the last paragraph that "cash-on-cash return" is a widely used metric in the restaurant industry. To the extent your calculation of this metric differs from that commonly used in the industry, please explain these differences here as well as any material underlying assumptions. Also address specific limitations on comparability, such
 Hajime Uba
Kura Sushi USA, Inc.
May 2, 2019
Page 2
         as the number of restaurants included in a particular period or the fact that all of your locations are leased.
Prospectus Summary
Overview of Kura Shushi USA, page 1

3. Refer to the fourth paragraph following the bar graph on page 2. Please substantiate that your cash-on-cash return for fiscal year 2017 restaurant openings "is among the highest of publicly listed casual dining companies."
Our Strengths, page 2

4. On page 4 and where ever else presented please disclose with equal or greater prominence the comparable GAAP measure to the non-GAAP measure "restaurant-level adjusted
         EBITDA margin" pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. Summary Historical Financial and Operating Data
Key Financial and Operational Metrics, page 12

5. On page 15 you present a reconciliation of the non-GAAP measure "restaurant-level adjusted EBITDA" that is ultimately reconciled to consolidated net income. It appears this measure is not indicative of overall company performance and profitability in that this measure does not accrue directly to the benefit of shareholders due to the nature of the costs excluded, such as depreciation and amortization, general and administrative, preopening costs/rent expense and non-cash rent expense. It appears the reconciliation of this measure should begin with your most directly comparable GAAP measure, such as
         "operating income" reported in your statement of earnings. Such a reconciliation appears to be more representative of a restaurant level contribution to your results, rather than to net income which is an overall company measure. Please revise your presentation accordingly.
Risks Related to Ownership of Our Class A Common Stock
There may be an adverse effect on the value and liquidity of our Class A common stock, page 34

6. Please clarify that future issuances of Class B common stock may be dilutive to Class A stockholders.
Risks Related to Our Organizational Structure
We are controlled by Kura Corporation, whose interests may differ from those of our other stockholders, page 37
FirstName LastNameHajime Ubacontext by disclosing the percentage of outstanding shares that
7.     Please place these risks in
Comapany NameKura Sushi USA, Inc.
       Kura Corporation must keep to continue effectively to control the outcome of matters
May 2,submitted to stockholders.
       2019 Page 2
FirstName LastName
 Hajime Uba
FirstName LastNameHajime Uba
Kura Sushi USA, Inc.
Comapany NameKura Sushi USA, Inc.
May 2, 2019
May 2, 2019 Page 3
Page 3
FirstName LastName
The corporate opportunity provisions in our amended and restated certificate of incorporation could enable Kura Corporation to benefit, page 39

8. Please put this risk factor into context by disclosing the number or percentage of your officers and directors who fit into each of the three categories in bullet point in this risk factor.
Capitalization , page 43

9. Please revise to exclude the amount of cash and cash equivalents from the amount of
         "total capitalization."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 51

10. Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example that your discussion of "honeymoon period" and cash-on-cash return appears limited to the three restaurants opened in fiscal year 2017.
         Also address the reasons for the variance in comparable restaurant sales growth percentage. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of Release No.
         33-8350.
Business, page 65

11. We note your statement in several places in the document that you believe you have an opportunity to grow your restaurant base to over 290 restaurants in the United States.
         Please clarify the time period by which you expect you might grow to over 290 restaurants. In this regard, we note that you have added three to four restaurants each year between 2015 and today, with a total of 21 restaurants open currently. Management, page 81

12. Please provide the disclosure required by Item 407(c) of Regulation S-K, including whether you consider diversity in identifying nominees for director and whether you have a policy with regard to consideration of diversity in identifying director nominees. If so, describe how this policy is implemented and how the board assesses its effectiveness.
          Refer to Item 407(c)(2)(vi) of Regulation S-K and, for guidance, Regulation S-K
         Compliance and Disclosure Interpretation 116.11.
Description of Capital Stock
Class B Common Stock, page 97

13. Please clarify whether there are any "sunset" provisions that limit the lifespan of the Class
         B common stock or would require conversion other than as described on page 98.
 Hajime Uba
Kura Sushi USA, Inc.
May 2, 2019
Page 4
Index to Financial Statements, page F-1

14. Please update the financial statements included in the filing pursuant to Rule 3-12 or Rule
      8-08 of Regulation S-X, as appropriate. In connection with this, update all financial information throughout the filing as appropriate to include the latest period presented in the filing.
       You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Doug Jones,
Staff Accountant, at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Anne Nguyen Parker, Assistant Director, at (202) 551-3611 with any other questions.



                                                           Sincerely,
FirstName LastNameHajime Uba
                                                           Division of
Corporation Finance
Comapany NameKura Sushi USA, Inc.
                                                           Office of
Transportation and Leisure
May 2, 2019 Page 4
cc:       Aaron Seamon
FirstName LastName